

March 10, 2014

<u>Via E-mail</u>
Parashar Patel
Chief Executive Officer, Secretary and Director
UAN Cultural & Creative Co., Ltd.
102 North Avenue
 Mt. Clemens, MI 48043

> **Re: UAN Cultural & Creative Co., Ltd.**
> **Amendment No. 1 to Form 10-K for Fiscal Year**
> **Ended December 31, 2012**
> **Filed January 15, 2014**
> **File No. 0-51693**

Dear Mr. Patel:

We issued a comment to you on the above captioned filing on January 30, 2014. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by March 24, 2014 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by March 24, 2014, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief